14040349

SEC MAIL RECEIVED
FEB 28 2014
WASH, D.C.
193

*
mk

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JANNEY MONTGOMERY SCOTT LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 ARCH STREET
(No. and Street)

PHILADELPHIA (City) PENNA. (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY MILLER 215-665-6137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

TWO COMMERCE SQUARE, 2001 MARKET STREET (Address) PHILADELPHIA (City) PENNA. (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JANNEY MONTGOMERY SCOTT LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELISSA M. PATTERSON, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 16, 2016

Elissa M. Patterson
Notary Public

Signature

EVP, CAO
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC
Statement of Financial Condition
December 31, 2013

Assets:		
Cash and cash equivalents	$	7,807,921
Segregated cash		35,000,000
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		1,839,396,316
Securities failed to deliver		3,793,895
Clearing organizations		16,690,814
Receivable from customers (net of allowance for doubtful accounts of $380,340)		231,345,370
Receivable from non-customer		271,041
Securities owned, at fair value		234,180,077
Investments in partnerships, at fair value		5,389,581
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $62,588,202 and grant contra assets of $9,779,286)		41,204,012
Intangible assets (net of accumulated amortization of $7,959,750)		740,250
Goodwill		49,601,576
Corporate owned life insurance ("COLI")		95,108,128
Employee loans and advances (net of allowance for doubtful accounts of $388,060)		146,240,268
Deferred tax asset, net		45,691,325
Mutual fund commissions receivable		6,202,109
Deposits with clearing organizations and others		9,401,498
Other assets		26,620,991
Total assets	$	2,794,685,172
Liabilities and equity:		
Short-term bank loans	$	120,861,756
Payable to brokers, dealers and clearing organizations:		
Securities loaned		1,773,106,899
Clearing organizations		7,284,131
Securities failed to receive		1,954,481
Payable to customers		142,528,978
Securities sold, not yet purchased, at fair value		128,730,556
Deferred rent payable		22,440,068
Accrued compensation		160,206,324
Accounts payable and accrued liabilities		48,503,799
Total liabilities		2,405,616,992
Liabilities subordinated to the claims of general creditors		195,000,000
Member's equity		193,465,517
Accumulated other comprehensive income		602,663
Total liabilities and equity	$	2,794,685,172

See accompanying notes